

Investor and Media Contact:
Reid Cox
Director of Investor Relations
& Business Development
(209) 926-3417
rcox@pacwest.com

Pac-West Telecomm Announces Second Quarter 2003 Results

	Q2 2003	Q1 2003	Q2 2002
Total Revenues	$45.7 mil	$30.5 mil	$38.5 mil
Net Income (Loss)	$9.2 mil	($10.3) mil	($13.4) mil
Diluted Earnings (Loss) Per Share	$0.25	($0.28)	($0.37)
Cash, Cash Equivalents & Short-Term Investments	$54.0 mil	$51.9 mil	$64.4 mil
Total DS-0 Equivalent Lines in Service	403,751	337,294	320,042
Minutes of Use	10.0 bil	9.4 bil	7.7 bil

- *Negotiated agreements contributed to strong quarterly performance*
- *Lines increased by 20%, and minutes of use by 7%, from the previous quarter*

Stockton, CA - July 30, 2003 - Pac-West Telecomm, Inc. (Nasdaq: PACW), a provider of integrated communications services to service providers (SPs) and small and medium-sized enterprises (SMEs) in the western U.S., today announced its results for the second quarter ended June 30, 2003.

Hank Carabelli, Pac-West's President and CEO, said, "Our second quarter was atypical due to a number of significant negotiated agreements. The benefits received from these agreements are not indicative of anticipated future performance. This recurring pattern of incumbent local exchange carriers (ILECs) forcing competitors to pursue legal actions to enforce agreements emphasizes the inherent volatility in our industry. Periodic impacts aside, we achieved robust quarterly growth as evidenced by 20% sequential line growth, and 7% sequential minutes of use growth, while continuing our focus on delivering Five-Star Customer Service and growing our business as efficiently as possible."

Ravi Brar, Pac-West's CFO, commented, "Adjusting for negotiated agreements in the second quarter, we reported 17% sequential revenue growth while maintaining expenses at essentially unchanged levels. We continue to see strength in our SME and SP lines of business, as line and minutes of use growth offset competitive pricing pressures."

<u>Revenues</u>

Pac-West's total revenues for the second quarter 2003 were $45.7 million, a 50% increase from revenues of $30.5 million in the first quarter of 2003, and a 19% increase from revenues of $38.5 million in the second quarter of 2002.

Revenues for the second quarter of 2003 were inclusive of a combined $10.0 million in revenues deferred in previous periods from both SBC California and Verizon Communications. Excluding these amounts, Pac-West's total revenues for the second quarter 2003 were $35.7 million, an increase of 17% from first quarter 2003 revenues of $30.5 million due to line and usage growth offsetting the previously expected reductions in reciprocal compensation rates.

<u>Expenses</u>

Cost of sales were $7.0 million in the second quarter of 2003, a decrease of 35% from $10.7 million in the first quarter of 2003, and a decrease of 50% from $14.0 million in the second quarter of 2002. Cost of sales for the second quarter of 2003 were inclusive of $4.1 million in negotiated supplier credits for the period. Excluding these credits, cost of sales were $11.1 million, a minimal sequential quarterly increase of 4% primarily associated with line growth.

SG&A expenses were $14.0 million in the second quarter of 2003, a decrease of 6% from $14.9 million in the first quarter of 2003, and a 14% decrease from $16.2 million in the second quarter of 2002. SG&A expenses for the second quarter of 2003 included a negotiated supplier credit of approximately $0.8 million. Excluding this credit, SG&A expenses were $14.8 million for the second quarter of 2003, essentially unchanged at a 1% decrease from the previous quarter.

Net Income (Loss)

Net income for the second quarter of 2003 was $9.2 million, compared to a net loss of ($10.3) million for the first quarter of 2003, and net loss of ($13.4) million for the second quarter of 2002. Net income for the second quarter of 2003 was inclusive of $10.0 million in revenues deferred from previous periods and $4.9 million in negotiated supplier credits.

Basic and diluted net income per share for the second quarter of 2003 was $0.25, as compared to a net loss per share of ($0.28) in the first quarter of 2003, and net loss per share of ($0.37) in the second quarter of 2002.

EBITDA

EBITDA (earnings before interest expense, net; income taxes; depreciation and amortization) for the second quarter of 2003 was $24.6 million, an increase from $4.9 million for the first quarter of 2003, and from a loss of ($8.1) million in the second quarter of 2002. Although EBITDA is not a measure of financial performance under generally accepted accounting principles, we believe it is a common measure used by analysts and investors in comparing the company's results with those of its competitors as well as a means to evaluate the company's capacity to meet its service obligations. The Company uses EBITDA as an internal measurement tool and has included EBITDA performance goals in its 2003 company wide compensation package. Accordingly, we are including EBITDA in our discussion of financial performance, as we believe that its presentation provides useful and relevant information.

EBITDA for the second quarter of 2003 was inclusive of the previously discussed combined $10.0 million in revenues deferred from previous periods and $4.9 million in negotiated supplier credits.

The reconciliation of EBITDA to Operating Cash Flow for the periods presented is as follows:

	Q2 2003	Q1 2003	Q2 2002
EBITDA	$24.6 mil	$4.9 mil	$(8.1) mil
Non-cash restructuring charges	---	---	(3.2) mil
Impairment of assets and goodwill	---	---	(7.2) mil
Change in operating assets and liabilities	11.2 mil	3.6 mil	(19.8) mil
Interest expense, net	3.4 mil	3.0 mil	4.0 mil
Deferred income tax benefit	---	---	(7.1) mil
Allowance for doubtful accounts receivable	---	---	(0.8) mil
Amortization of deferred financing costs	(0.1) mil	(0.1) mil	(0.2) mil
Operating Cash Flow	$10.1 mil	$(1.6) mil	$26.2 mil

Liquidity

As of June 30, 2003, the company had cash and short-term investments totaling $54.0 million, an increase of $2.1 million from $51.9 million in cash at the end of the first quarter of 2003. The cash flow provided from operations was offset by uses of cash during the quarter including $2.1 million in capital lease payments, $4.2 million in remaining fiber IRU payments, and $1.4 million in capital expenditures.

Lines in Service and Minutes of Use

Total DS-0 equivalent lines in service, which include SP and on-network SME DS-0 line equivalents, were 403,751 in the second quarter of 2003, a 20% increase sequentially from 337,294 lines at the end of the first quarter of 2003, and a 26% year-over-year increase from 320,042 lines at the end of the second quarter of 2002.

Total minutes of use were 10.0 billion in the second quarter of 2003, a 7% increase from 9.4 billion minutes in the first quarter of 2003, and a 30% increase from 7.7 billion minutes in the second quarter of 2002.

Nasdaq Listing Update

Pac-West has received a determination by a Nasdaq Listing Qualifications Panel which, subject to certain conditions, provides the company until September 22, 2003 to regain compliance with the Nasdaq Stock Market's minimum bid requirement. If the company does not regain compliance prior to this date, the company may implement the reverse share split approved by its shareholders at its annual shareholder meeting on June 9, 2003, with the purpose of regaining compliance for continued listing on the Nasdaq SmallCap Market.

Investor Call

Management is holding an investor conference call on Thursday, July 31, 2003 at 8:30 a.m. PST/11:30 a.m. EST to discuss the quarterly results. Investors are invited to participate by dialing 1-888-291-0829 or 706-679-7923. A live webcast will be available on the Company's website at www.pacwest.com/investor. A replay will be available through August 14, 2003 by dialing 1-800-642-1687 or 706-645-9291 (ID# 1191355), or on the Company's website.

Supplemental Financial and Operational Data

Additional supplemental financial and operational data can be accessed in a summary that is posted on the Company's website at www.pacwest.com/investor/supplemental. The Company's filings with the SEC are also available online at www.pacwest.com/investor.

About Pac-West Telecomm, Inc.

Founded in 1980, Pac-West Telecomm, Inc. (Nasdaq: PACW) is one of the largest competitive local exchange carriers headquartered in California. Pac-West's network carries over 100 million minutes of voice and data traffic per day, and an estimated 20% of the dial-up Internet traffic in California. In addition to California, Pac-West has operations in Nevada, Washington, Arizona, and Oregon. For more information, please visit Pac-West's website at www.pacwest.com.

Forward-Looking Statements

In this press release, our use of the words "outlook," "expect," "anticipate," "estimate," "forecast," "project," "likely," "objective," "plan," "designed," "goal," "target," and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important risk factors that are described in our Annual Report on Form 10-K for the period ended December 31, 2002, as filed with the SEC on March 31, 2003, which may be revised or supplemented in subsequent reports filed by us with the SEC. Such risk factors include, but are not limited to: our substantial indebtedness; an inability to generate sufficient cash to service our indebtedness; the declining rate at which reciprocal compensation payments are determined; regulatory and legal uncertainty with respect to reciprocal compensation payments received by us; the inability to expand our business as a result of the unavailability of funds to do so; failure to successfully implement our restructuring plan; the possible delisting of our common shares from the Nasdaq SmallCap Market, adverse affects on our operations as a result of the covenants in our senior notes indenture; competition from the ILECs and other competitors and potential competitors, including those competitors with lower cost structures.

Pac-West Telecomm, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS: ($ in 000s except share and per share amounts)	Quarter Ended June 30 (unaudited)		Six Months Ended June 30 (unaudited)	
	2003	2002	2003	2002
Revenues	$ 45,723	$ 38,499	$ 76,238	$ 81,591
Costs and expenses				
Cost of Sales	7,005	14,007	17,703	27,767
Selling, general and administrative	13,968	16,164	28,890	30,497
Depreciation and amortization	10,467	10,182	24,615	20,142
Restructuring and impairment charges	125	16,457	125	16,457
Total operating expenses	31,565	56,810	71,333	94,863
Income (loss) from operations	14,158	(18,311)	4,905	(13,272)
Interest expense, net	3,402	4,001	6,392	8,675
Gain on repurchase of bonds	---	---	---	(11,942)
Other income (loss)	(8)	(1)	(17)	(1)
Income (loss) before provision (benefit) for income taxes	10,748	(22,313)	(1,504)	(10,006)
Provision (benefit) for income taxes	1,577	(8,925)	(351)	(4,002)
Net income (loss)	$ 9,171	$ (13,388)	$ (1,153)	$ (6,004)
Basic weighted average number of shares outstanding	36,450,774	36,279,184	36,450,054	36,208,866
Diluted weighted average number of shares outstanding	36,772,991	36,279,184	36,450,054	36,208,866
Basic and diluted net income (loss) per share	$ 0.25	$(0.37)	$(0.03)	$(0.17)

CONDENSED CONSOLIDATED BALANCE SHEETS: ($ in 000s)	As of June 30, 2003	As of Dec. 31, 2002
Cash, cash equivalents and short-term investments	$ 54,017	$ 57,259
Other current assets	28,532	21,497
Total current assets	82,549	78,756
Property and equipment, net	139,414	160,768
Deferred financing costs, net	2,414	2,254
Other assets, net	1,175	1,238
Total assets	$ 225,552	$ 243,016
Accounts payable and accrued liabilities	$ 17,793	$ 28,486
Other current liabilities	16,660	19,579
Total current liabilities	34,453	48,065
Long-term debt	95,167	95,132
Capital lease payable	---	2,311
Deferred revenue	490	527
Deferred income taxes	9,383	9,745
Total liabilities	139,493	155,780
Stockholders' equity	86,059	87,236
Total liabilities and stockholders' equity	$ 225,552	$ 243,016